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12014514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Housing Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Ave, Suite 2850
(No. and Street)

New York (City) — New York (State) — 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Macari — 212-218-4477 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300 (Address) — Vienna (City) — VA (State) — 22182 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Macari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

COO, ~~Hudson~~ Housing Securities, LLC

Title

Notary Public

ROBERT J. CASTANO
NOTARY PUBLIC, State of New York
No. 02CA5009567
Qualified in New York County
Commission Expires March 15, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2796
Tel: (703) 744-6700

INDEPENDENT AUDITORS' REPORT

To the Member
Hudson Housing Securities LLC

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC, a wholly-owned subsidiary of Hudson Housing Capital LLC, as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Housing Securities LLC as of December 31, 2011, and the results of its operations, changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Vienna, Virginia
February 24, 2012

Hudson Housing Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$ 1,577,568
Total assets	$ 1,577,568

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 13,059
Due to affiliate	57,727
Deferred revenue	70,931
Total liabilities	141,717
Member's equity	1,435,851
Total liabilities and member's equity	$ 1,577,568

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF INCOME

Year ended December 31, 2011

Revenue	
Placement fees	$ 3,424,652
Total revenue	3,424,652
Expenses	
Dues and filing fees	13,096
Professional fees	30,984
Occupancy	36,344
Salaries	282,564
Travel	28,934
Miscellaneous	18,680
Total expenses	410,602
	3,014,050
Other income	984
Net income	$ 3,015,034

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2011

Balance, December 31, 2010	$ 457,179
Distributions	(2,036,362)
Net income	3,015,034
Balance, December 31, 2011	$ 1,435,851

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

Cash flows from operating activities	
Reconciliation of net income to net cash provided by operating activities	
Net income	$ 3,015,034
Increase in due to affiliates	57,727
Decrease in deferred revenue	(70,349)
Increase in accounts payable	2,178
Net cash provided by operating activities	3,004,590
Cash flows from financing activities	
Distributions	(2,036,362)
Net cash used in financing activities	(2,036,362)
NET INCREASE IN CASH	968,228
Cash, beginning of year	609,340
Cash, end of year	$ 1,577,568

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

Hudson Housing Securities LLC (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Hudson Housing Capital LLC ("Hudson"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company remains in effect in perpetuity unless earlier terminated in accordance with their respective Limited Liability Company Agreements.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 24, 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns substantially all of its revenue through fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. Revenue is recognized upon admission of limited partners in the affiliated investor limited partnership or upon commitment closing.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated Hudson tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of Hudson on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability corporation.

Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Other Income

Other income consists of interest earned on the Company's operating account.

2. Related Party Agreements

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed annually and revised as needed. As of December 31, 2011, $57,727 is due to Hudson for costs paid on behalf of the Company. During the year ended December 31, 2011, these services totaled $410,602.

3. Concentration of Credit Risk

At times during the year, cash balances exceed federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

4. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as the FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of a specified amount of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2011, the Company had net capital of $1,435,851. The Company had indebtedness of $141,717 at December 31, 2011, and, accordingly, the ratio of aggregate indebtedness to net capital was .1-to-1 at December 31, 2011.

SUPPLEMENTAL INFORMATION

Hudson Housing Securities LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

COMPUTATION OF NET CAPITAL

Line		
1. Total ownership equity from statement of financial condition	$	1,435,851
5. Total capital and allowable subordinated liabilities		1,435,851
6. Deduction: Nonallowable assets		-
10. Net capital	$	1,435,851

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line	
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 9,448
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13. Net capital requirement	$ 5,000
14. Excess net capital	$ 1,430,851
15. Excess net capital at 1000%	$ 1,421,679
COMPUTATION OF AGGREGATE INDEBTEDNESS	
19. Total aggregate indebtedness from statement of financial condition	$ 141,717
20. Percentage of aggregate indebtedness to net capital	9.87%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2011

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2796
Tel: (703) 744-6700

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Hudson Housing Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Hudson Housing Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hudson Housing Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hudson Housing Securities LLC's management is responsible for Hudson Housing Securities LLC's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective check copy from Hudson Housing Capital LLC to SIPC, noting no differences. The amount paid to SIPC by Hudson Housing Capital LLC was reimbursed by Hudson Housing Securities LLC;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the fiscal period beginning January 1, 2011 and ending December 31, 2011, noting no differences;

3. We obtained supporting documentation for deductions from revenue in Form SIPC-7, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Vienna, Virginia
February 24, 2012

Hudson Housing Securities LLC

SIPC ASSESSMENT

December 31, 2011

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $8,738 for the year ended December 31, 2011. As of December 31, 2011, $6,528 remains payable.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2796
Tel: (703) 744-6700

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member
Hudson Housing Securities LLC

In planning and performing our audit of the financial statements of Hudson Housing Securities LLC (the "Company") for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Vienna, Virginia
February 24, 2012